





16012937

...ION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brilliquid LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 John F. Kennedy Pkway, First Floor West
(No. and Street)

Short Hills	New Jersey	07078
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew MacInnes — 973-218-2438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway, STE #600	Salt Lake City	Utah	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew MacInnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brilliquid LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

DANIEL S. O'CONNELL
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 27, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRILLIQUID LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-69267

YEAR ENDED DECEMBER 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BRILLIQUID LLC

TABLE OF CONTENTS


Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brilliquid LLC
Short Hills, New Jersey

We have audited the accompanying statement of financial condition of Brilliquid LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brilliquid LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Brilliquid LLC's financial statements. The Supplemental Information is the responsibility of Brilliquid LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content,


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An Association of Independent Accounting Firms

is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 26, 2016

BRILLIQUID LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Cash	$	220,454
Accounts receivable		2,000
Prepaid expenses		4,997
Fixed assets, net		1,001
Deposits		3,458
Intangibles, net		3,539
TOTAL ASSETS	$	235,449
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	19,241
Due to related parties		11,143
TOTAL LIABILITIES		30,384
MEMBER'S EQUITY		205,065
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	235,449

The accompanying notes are an integral part of these financial statements.

BRILLIQUID LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenues		
Advisory fees	$	18,000
Other revenue		25,205
TOTAL REVENUES		43,205
Expenses		
Professional fees		32,775
Occupancy costs		25,385
Telecommunications		7,594
Licenses and registrations		10,342
General and administrative		7,378
Travel and entertainment		4,682
Depreciation and amortization		5,925
TOTAL EXPENSES		94,081
LOSS FROM OPERATIONS	$	(50,876)

The accompanying notes are an integral part of these financial statements.

BRILLIQUID LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

Balance, January 1, 2015	$	155,941
Member's contributions		100,000
Net loss		(50,876)
Balance, December 31, 2015	$	205,065

The accompanying notes are an integral part of these financial statements.

BRILLIQUID LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net loss	$	(50,876)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		5,925
Accrued revenue receivable		(2,000)
Changes in assets and liabilities:		
Prepaid expenses		6,022
Accounts payable and accrued expenses		2,416
Due to related parties		4,409
Net cash used by operating activities		(34,104)
Cash flows from investing activities		
Net cash used by investing activities		-
Cash flows from financing activities		
Member's contributions		100,000
Net cash provided by financing activities		100,000
Net decrease in cash		65,896
Cash, beginning of year		154,558
Cash, end of year	$	220,454

Supplemental disclosures of cash flow information		
Cash paid for:		
Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Brilliquid, LLC (the "Company") became a registered securities broker-dealer on October 4, 2013 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company is an investment bank focused on providing brokerage and investment banking services to companies and institutional investors. Investment banking efforts, principally equity and equity-linked capital raising, are focused on small to mid-capitalization public companies as well as private companies. The Company engages in private placements of registered and unregistered offerings acting primarily as a placement agent. The Company also maintains and operates an alternative trading system ("ATS") that is registered with the SEC and provides liquidity to both primary and secondary markets. The Company does not have any proprietary trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker, Lek Securities Corporation, on a fully disclosed basis. The company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act").

Use of Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions in determining reported amounts of assets of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2015.

1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation of $4,035 has been recorded as of December 31, 2015.

Intangible Assets

Intangible assets represent website development costs and are stated at cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful lives of the assets. Accumulated amortization of $9,200 has been recorded as of December 31, 2015.

Liquidity
Since the Company has generated minimal revenue and cash flow, the member will continue to contribute additional capital as needed.

Income Taxes

Management has evaluated the tax positions by the company and concluded that the company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of ASC 740.

The Company is organized as a Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. As such, the Company does not file a Federal or state income tax return and any income taxes due from the Company is filed with the member's personal tax return. In addition, the liability of the Member of the Company is limited to the Member's Equity.

2 – RELATED PARTY TRANSACTIONS

The Due to Related Parties balance represents amounts payable to the CEO of the Company, Andrew MacInnes.

The Company is owned 100% by its holding company, Brill Companies LLC (the "Holding Company"). In 2015, the Holding Company contributed $100,000 to cover the Company's operating expenses. The capital contributions have been made by the Holding Company based on the Company's financial conditions. When the Company requires additional cash for its operations, the Holding Company will make additional capital contributions to cover the expenses and meet any regulatory requirements.

3 – REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $190,070, which exceeded requirements by $90,070. The ratio of aggregate indebtedness to net capital was .16 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

4 – COMMITMENTS

The Company is obligated under a lease agreement for office space. The initial term of the lease began September 1, 2015 and ends August 31, 2016. The following is a schedule of future minimum lease payments.

Year Ending December 31		Amount
2016	$	14,392
2017 and after		-
Total	$	14,392

5 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 26, 2016, the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

SCHEDULE I & II

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

Computation of net capital		
Member's equity	$	205,065
Deductions and/or charges		
Fixed assets, prepaid expenses and other assets		14,995
Net capital	$	190,070
Computation of aggregate indebtedness		
Accrued expenses and due to member	$	30,384
Aggregate indebtedness	$	30,384
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	2,026
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	90,070
Excess net capital @ 1000%	$	187,032
Ratio: Aggregate indebtedness to net capital		0.16 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17a-5 Part II as of December 31, 2015.

See report of independent registered public accounting firm.

BRILLIQUID LLC
SCHEDULE III
EXEMPTIVE PROVISION UNDER RULE 15C3-3
DECEMBER 31, 2015

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. $2,500 capital category; as per Rule 15c3-1 ______

B. "Special Account for the Exclusive Benefit of Customers" maintained ______

C. All customer transactions cleared through another broker-dealer on a fully disclosed basis; Name of clearing firm Lek Securities Corporation __X__

D. Exempted by order of the Commission ______


Haynie & Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brilliquid LLC
Short Hills, New Jersey

We have reviewed management's statements, included in the accompanying Schedule III, in which (a) Brilliquid, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Brilliquid, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (b) Brilliquid, LLC stated that Brilliquid, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brilliquid, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brilliquid, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 26, 2016


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Brilliquid LLC, Exemption Report

Brilliquid LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17C.F.R. § 240.15c3-3 under exemption (k)(2)(ii) of the Rule.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3, under exemption (k)(2)(ii) of the Rule, throughout the most recent fiscal year without exception.

Brilliquid LLC

I, Andrew MacInnes, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________________

Andrew MacInnes, Chief Executive Officer

February 26, 2016



Haynie & Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member
Brilliquid LLC
Short Hills, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Brilliquid LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to check copies, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.


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5974 South Fashion Pointe Dr., Suite 200
South Ogden, UT 84403
(801) 479-4800

1221 West Mineral Avenue Suite 202
Littleton, Colorado 80120-4544
(303) 734-4800

873 N. Cleveland Ave.
Loveland, CO 80537
(303) 577-4800

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069267 FINRA DEC

BRILLIQUID, LLC
51 JFK PARKWAY FIRST FLOOR WEST SUITE 119
SHORT HILLS, NJ 07078

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

K GEORGE 908-231-1000

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 108

   B. Less payment made with SIPC-6 filed (exclude interest) (15)
   08/01/2015
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 93

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 93

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 93

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BRILLIQUID LLC
(Name of Corporation, Partnership or other organization)

K. George
(Authorized Signature)

Dated the 25TH day of FEBRUARY , 20 16 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2015
and ending DECEMBER 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 43,204
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation)	204
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	204
2d. SIPC Net Operating Revenues	$ 43,000
2e. General Assessment @ .0025	$ 108 (to page 1, line 2.A.)